Exhibit 12.5

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$62,173	$135,102
Add- Taxes based on income	29,026	71,980

Net income before income taxes	91,199	207,082
Add- fixed charges:
Interest on short-term and long-term debt (a)	32,334	39,981
Estimated interest cost within rental expense	778	966
Amortization of net debt premium, discount, and expenses	553	1,227

Total fixed charges	33,665	42,174

Earnings available for fixed charges	124,864	249,256

Ratio of earnings to fixed charges	3.70	5.91

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	583	872
Adjustment to pretax basis	272	464

	855	1,336

Combined fixed charges and preferred stock dividend requirements	$34,520	$43,510

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.61	5.72

(a)	Includes interest expense related to uncertain tax positions